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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
                                      UNDER
       SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           RANDGOLD RESOURCES LIMITED
                       (Name of Subject Company (Issuer))

                      RANDGOLD RESOURCES LIMITED, AS ISSUER
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            ------------------------

                      RULE 144A GLOBAL DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                            ------------------------
                                    752344408
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  DAVID HADDON
                           RANDGOLD RESOURCES LIMITED
                                LA MOTTE CHAMBERS
                                 LA MOTTE STREET
                            ST. HELIER JERSEY JE1 1BJ
                                 CHANNEL ISLANDS
                              (011 44) 1534 735 333
                  (Name,address and telephone number of person
                authorized to receive notices and communications
                          on behalf of filing persons)
                                   COPIES TO:
                             STEVEN I. SUZZAN, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                            TELEPHONE: (212) 318-3000

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
       Transaction Valuation*                 Amount of Filing Fee
-------------------------------------------------------------------------------
             $11,251,859                            $1,035
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*    Calculated solely for the purpose of determining the filing fee. Based on the product of (i) $6.75 per share, the average of the high and low prices for the issuer's ordinary shares on the London Stock Exchange on July 15, 2002, (ii) 2, the number of ordinary shares represented by each Rule 144A GDS and (iii) 833,471, the estimated maximum number of Rule 144A GDSs to be acquired in the exchange offer.
[v] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:     $1,109                                     Filing Party: RANDGOLD RESOURCES LIMITED
         Form or Registration No.:   FORM F-4 (NO. 333-91166)                   Date Filed:   JUNE 26, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes to designate any transactions to which this statement relates:
         [ ] third-party tender offer subject to Rule 14d-1.
         [v] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") of Randgold Resources Limited, a company organized under the laws of Jersey, Channel Islands (the "Company"), filed with the Securities and Exchange Commission on July 17, 2002, relating to the offer by the Company to exchange one registered American Depositary Share (an "ADS"), each representing two ordinary shares, par value $0.10 per share ("Ordinary Shares"), of the Company, for each Rule 144A Global Depositary Share (collectively, the "Rule 144A GDSs"), each representing two Ordinary Shares, validly tendered, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated July 17, 2002, a copy of which is filed as Exhibit (a)(1) to the Schedule TO (which, together with the transmittal documents filed as Exhibits (a)(2), (a)(3), (a)(4) and (a)(5) to the Schedule TO, and Exhibit (a)(6) attached to this Amendment No. 1 to the Schedule TO, as they may be amended and supplemented from time to time, constitute the "Offer").

ITEM 11. Additional Information.

                  On August 16, 2002, the Company extended the Offer until midnight, New York City time, on September 16, 2002.

                  The text of a press release dated August 16, 2002, issued by the Company announcing the extension of the Offer, is filed as Exhibit (a)(6) and is incorporated herein by reference.

ITEM 12. Exhibits.

                  Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit (a)(1) Exchange Offer Prospectus dated July 17, 2002.*

Exhibit (a)(2) Form of letter to brokers, dealers, commercial banks, trust companies, and other nominees.*

Exhibit (a)(3) Form of letter to clients from brokers, dealers, commercial banks, trust companies and other nominees.*

Exhibit (a)(4) Form of instructions.*

Exhibit (a)(5) Form of notice of guaranteed delivery.*

Exhibit (a)(6) Press release dated August 16, 2002, issued by the Company announcing the extension of the Offer.

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* Previously filed on July 17, 2002.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RANDGOLD RESOURCES LIMITED


                                        By:          /s/ Roger A. Williams
                                            ---------------------------------
                                            Name:    Roger A. Williams
                                            Title:   Finance Director

Dated:   August 19, 2002